



Ryan Shepherd

President / Co-Founder Kailo Energy

Greater Salt Lake City Area

Message ···



Kailo Energy



Southern Utah University

See contact info

500+ connections

Forward-thinking and goal-driven professional, with experience in leading all facets of business operations in both private and public sectors across international settings. Capable of formulating innovative strategies and effective solutions to complex problems; complemented with proven ability ...

Show more

Experience

Kailo Energy

President/Co-Founder
Kailo Energy
Jan 2016 – Present • 2 yrs 5 mos
Greater Salt Lake City Area

Kailo Energy manufactures high—tech residential battery backup systems. Always keeping your essentials powered.

Kailo Energy was acquired by ZYTO Corp January 2017; Kailo Energy is a wholly owned subsidiary of ZYTO Corp.

Utah Solar Energy Association

Board Member
Utah Solar Energy Association
Nov 2017 – Present • 7 mos

Point Innovate

Chief Executive Officer
Point Innovate
Jan 2013 – Dec 2015 • 3 yrs
Corporate HQ Salt Lake City, Utah - West Africa Headquarters Accra, Ghana

– Management of overall concepts and operations of the organization which include strategy, business plan, market segmentation, and channel development
– Strategic direction to overall business development, government contracts, NGOs relationships and sales, bank partnerships, and corporate sales
– Spearheading of supply chain activities which included projections, orders with manufacturers, logistics, customs, and inventory management
– Designing of personal line of home and commercial renewable energy management systems
– Reorganization of company by hiring partners and management team as well as deploying personnel into key functional roles
– Cultivation of strategic partnerships with banks and potential equity partners in South Africa as well as with manufacturers, executive level, and factory owners
– Establishment of CSR for energy programs in West Africa for various United States organizations including Solar City, NRG, Goal Zero, and Tifie Humanitarian

– Vital role in increasing working capital by more than $1M in direct investment in 2014
– Achievement of 400% growth from 2014 to 2015 by supervising operations encompassing consumer sales, sales strategy building, marketing, and training sales teams
– Negotiation and closing of over $5M in government contracts in 2015 with $20M potential renewals in 2017

Media (5)

GivePower Homepage Video



GHANA | Power



TIFIE HUMANITARIAN INC

Chief Operating Officer

TIFIE HUMANITARIAN INC
Jan 2009 – Jan 2014 • 5 yrs 1 mo
Bluffdale, Utah

– Effective leadership in daily operations of the United States organization and African activities in Democratic Republic of Congo which involved the reorganization and development of strategic visions; along with the annual operating budget worth $2.5M
– Effectual service as chief executive officer to four African subsidiary businesses, including real estate development and construction, commodity trading business, Goal Zero Solar Distribution, 5000 hectare agriculture center and brick manufacturing, while managing 300 employees
– Development of one of the largest social enterprises and business development organizations in Kinshasa, DRC
– Presiding over of trainings to more than 20 business executives who currently work in various multinational corporations, international religious groups, international NGO's, DRC government, and private business owners
– Instrumental role in divesting four businesses to local ownership to meet organizational objectives in the DRC
– Significant increase of endowment from $500,000 to over $10M in invested money with annual returns over 15% by collaborating with board of directors
– Driving force in the successful recruitment of Utah's top business professionals as board members
– Attainment of $4M in grants from the EU and USAID, while assisting the company to gain recognition from Congolese government, The University of Kinshasa, The EU, and USAID as one of the premier agriculture learning facilities in the DRC

Media (1)

Tifie Humanitarian





Goal Zero, LLC

Director of African Distribution/NGO Partnerships

Goal Zero, LLC
Oct 2009 – Dec 2013 • 4 yrs 3 mos
Bluffdale, Utah

– Fostering of positive partnerships with various NGOs in Africa
– Launch of company products to lessen energy poverty by building harmonious relationships with several organizations
– Attainment of business development objectives and sales targets by opening distribution in different countries including Angola, Cameroon, Ghana, Kenya, Nigeria, Mozambique, and South Africa

– Creation and installation of innovative rural micro off-grid solar energy systems in Burundi, Congo, Ghana, Indonesia, Mali, and Zambia

Media (1)



Share The Sun: TIFIE & Goal Zero Light A Village

Show more

Education



Southern Utah University

Southern Utah University
Master of Business Administration (MBA), Entrepreneurism, Finance
2007 – 2009
Activities and Societies: Graduated Beta Gamma Sigma.



The Hong Kong Polytechnic

The Hong Kong Polytechnic University
Master of Business Administration (M.B.A.), Entrepreneurship/Entrepreneurial Studies, Financial Risk Management
2008 – 2008



Brigham Young University

Brigham Young University
International Law & Diplomacy, International/Global Studies
1995 – 2000

Volunteer Experience



UN Foundation Practitioners Network for

Practitioner Member - Goal Zero - Point Innovate
UN Foundation Practitioners Network for Renewable Energy
Environment

Renewable Energy and African Business Expertise



United Nations Sustainable Energy for all

Participant and Resource Expert
United Nations Sustainable Energy for all Initiative
Economic Empowerment

Renewable Energy and African Business Expertise



U.S. Department of State – Bureau of Energy Resources Office of Alternative and Renewable Energy

Advisor - Accra, Ghana
U.S. Department of State – Bureau of Energy Resources Office of Alternative and Renewable Energy
Economic Empowerment

Renewable Energy and African Business Expertise



